__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 January 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 31 January 2004

Media Release

Telstra

12 December 2003

388/2003

Telstra announces cable network upgrade for television

Telstra CEO, Dr Ziggy Switkowski today confirmed that its HFC cable network would be digitised to support the provision of digital television services.

The upgrading of the Telstra cable and a similar digital upgrade by FOXTEL will enable the television platform to carry in excess of 150 digital television channels and additional digital services.

The decision follows the ACCC approval of an order exempting the digital services from future regulatory intervention on the basis of a comprehensive set of access undertakings. These access undertakings mean the digital television platform can also be used by alternative providers to offer competing or complementary services. The ACCC exemption is expected to take effect next week (see note 1 below).

Dr Switkowski said the service upgrade would open the way to a new generation of FOXTEL services and create a digital TV platform that could be used by the whole industry.

"Digitisation will allow FOXTEL to offer many more channels, better picture and sound quality, a wider program variety and choice for subscribers," he said.

"FOXTEL is Australia's leading subscription television provider and digitisation will enhance consumer value and expand the market.

"The digitised Telstra HFC network will be designed as an 'open network', meaning that it can be used to distribute other subscription television services - competing with or complementary to FOXTEL.

The digital upgrading includes the Telstra Hybrid Fibre Coaxial (HFC) cable and the provision of new digital FOXTEL set top units (STU) and other infrastructure, which together make up the digital platform. The cost of digitising Telstra's HFC cable of approximately $70 million has been included in previously announced capital expenditure targets. Other costs of digitisation including FOXTEL television systems and STU upgrading will be provided by FOXTEL, phased-in over two years and subject to subscriber demand.

"Growth in FOXTEL's subscriber numbers due to digitisation of Telstra's HFC network not only benefits Telstra as a shareholder of FOXTEL but also translates into increased payments by FOXTEL to Telstra for the use of the network," he said.

"The investment in this next generation digital television technology has been made possible by the ACCC's approval of a comprehensive set of undertakings that establish the price and non-price terms and conditions of access to the Telstra-FOXTEL subscription television infrastructure by other service providers," he said.

Following an extensive public review of the Telstra-FOXTEL undertakings, the ACCC granted exemptions from future regulatory intervention under Part XIC of the Trade Practices Act. This new regulatory procedure was made possible by amendments to the regulatory regime last year.

The new process allows the regulator to approve access terms and conditions before the infrastructure investment is made and to then exempt the owners from future access regulation. This process provides greater regulatory certainty for investors.

Details of the launch of the FOXTEL digital cable subscription television service will be announced by FOXTEL.

FOXTEL is jointly owned by Telstra (50 per cent), News Corporation (25 per cent) and PBL (25 per cent).

Background Notes:

1. The ACCC exemption approved today will only take effect when Telstra and FOXTEL finalise amendments to the undertakings. These amendments cover operating procedures, aspects of dispute resolution and other issues which are not financially material.)

Contact: Rod Bruem 0438 288 010

Media Release

Telstra

22 December 2003 406/2003

Accounting separation data demonstrates wholesale customers get a fair go

Telstra today announced that the data it had provided to the ACCC in relation to the Federal Government's Accounting Separation requirements demonstrated it provides fair conditions for its wholesale customers.

Telstra Group Managing Director of Regulatory Corporate and Human Relations Bill Scales said Telstra welcomed the opportunity to provide all relevant data to the ACCC as it countered claims by Telstra's competitors that Telstra had been discriminating against them.

"The data demonstrates that Telstra gives its competitors a fair go," Mr Scales said.

"The data provided to the ACCC increases the transparency of Telstra's pricing and its service arrangements."

Mr Scales said the data showed that service providers who purchase from Telstra at wholesale prices and resell in retail markets are able to make satisfactory returns across the suite of the most popular telephony services.

"On the spread of the most popular calling products, an overall margin of 14 per cent is available to our wholesale service providers.

"In relation to service provision, the data shows there is no pattern of favoritism of retail customers over wholesale customers," he said.

Telstra will collect and release accounting separation data each quarter.

The first quarter data is published at: www.telstra.com.au/communications/corp/accounting.cfm

Telstra Media Contact:
Rod Bruem
Tel: 02 9206 0092
Mbl: 0438 288 010

Telstra's national media inquiry line is 13 1639 and the Media Centre is located at: www.telstra.com.au/communications/media

Telstra

FIXED ASSET STATEMENT - EXTERNAL WHOLESALE BUSINESS

CCA (Initial Reports) December 2002 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change
Wholesale Fixed Assets									
2-1 Communications Plant & Equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-01 CAN Ducts & Pipes - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-01-1 Historical/Revalued Value	4.6	12.4	7.8	38.8	204.9	166.0	469.8	1,386.6	916.8
2-1-01-2 Accumulated Depreciation	(1.6)	(4.6)	(3.0)	(10.7)	(93.4)	(67.7)	(163.2)	(520.6)	(357.6)
2-1-02 CAN Ducts & Pipes - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-02-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-02-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-05 CAN Copper Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-05-1 Historical/Revalued Value	5.8	8.6	2.7	0.0	0.0	0.0	545.5	799.7	254.2
2-1-05-2 Accumulated Depreciation	(2.6)	(3.9)	(1.3)	0.0	0.0	0.0	(241.1)	(367.1)	(126.0)
2-1-06 CAN Copper Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-06-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-06-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10 CAN Other Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11 CAN Other Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-15 CAN Pair Gain Systems - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-15-1 Historical/Revalued Value	1.9	2.2	0.2	5.3	6.0	0.7	187.8	210.6	22.9
2-1-15-2 Accumulated Depreciation	(0.8)	(1.0)	(0.1)	(2.8)	(3.3)	(0.6)	(80.7)	(93.0)	(12.3)
2-1-16 CAN Pair Gain Systems - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-16-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-16-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-20 CAN Radio Bearer Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-20-1 Historical/Revalued Value	0.8	1.4	0.6	0.0	0.0	0.0	75.7	127.7	52.0
2-1-20-2 Accumulated Depreciation	(0.4)	(0.7)	(0.3)	0.0	0.0	0.0	(35.1)	(66.3)	(31.2)
2-1-21 CAN Radio Bearer Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

CCA (Initial Reports) December 2002 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change
2-1-21-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-21-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25 Other CAN - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26 Other CAN - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-30 Switching Equipment - Local - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-30-1 Historical/Revalued Value	0.0	0.0	0.0	537.3	469.9	(67.5)	762.4	677.7	(84.7)
2-1-30-2 Accumulated Depreciation	0.0	0.0	0.0	(289.6)	(254.3)	35.3	(426.2)	(384.0)	44.2
2-1-31 Switching Equipment - Local - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-31-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-31-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-35 Switching Equipment - Trunk - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-35-1 Historical/Revalued Value	0.0	0.0	0.0	13.7	13.7	0.0	5.0	5.0	0.0
2-1-35-2 Accumulated Depreciation	0.0	0.0	0.0	(7.7)	(7.7)	0.0	(2.4)	(2.4)	0.0
2-1-36 Switching Equipment - Trunk - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-36-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-36-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-40 Switching Equipment - Other - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-40-1 Historical/Revalued Value	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0
2-1-40-2 Accumulated Depreciation	0.0	0.0	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0
2-1-41 Switching Equipment - Other - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-41-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-41-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-45 Inter-exchange Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-45-1 Historical/Revalued Value	1.0	0.9	(0.1)	97.1	85.7	(11.4)	171.9	151.8	(20.1)
2-1-45-2 Accumulated Depreciation	(0.3)	(0.3)	0.0	(31.1)	(27.4)	3.6	(55.0)	(48.6)	6.5
2-1-46 Inter-exchange Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-46-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-46-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-50 Transmission Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-50-1 Historical/Revalued Value	0.1	0.1	(0.0)	171.2	151.3	(19.9)	198.6	175.5	(23.1)
2-1-50-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(73.4)	(63.2)	10.3	(86.2)	(73.3)	11.9
2-1-51 Transmission Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

CCA (Initial Reports) December 2002 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change
2-1-51-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-51-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-55 Radio Bearer Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-55-1 Historical/Revalued Value	0.1	0.1	0.0	21.0	21.0	0.0	35.3	35.3	0.0
2-1-55-2 Accumulated Depreciation	(0.1)	(0.1)	0.0	(8.8)	(8.8)	0.0	(14.3)	(14.3)	0.0
2-1-56 Radio Bearer Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-56-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-56-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-60 Data Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-60-1 Historical/Revalued Value	(0.0)	(0.0)	0.0	0.7	0.7	0.0	0.8	0.8	0.0
2-1-60-2 Accumulated Depreciation	0.0	0.0	0.0	(0.2)	(0.2)	0.0	(0.2)	(0.2)	0.0
2-1-61 Data Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-61-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-61-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-65 Mobile Network and Terminal Equipment - Primary A	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-65-1 Historical/Revalued Value	0.1	0.1	0.0	6.0	6.0	0.0	15.6	15.6	0.0
2-1-65-2 Accumulated Depreciation	(0.1)	(0.1)	0.0	(6.0)	(6.0)	0.0	(15.6)	(15.6)	0.0
2-1-66 Mobile Network and Terminal Equipment - Other As	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-66-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-66-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-70 Customer Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-70-1 Historical/Revalued Value	0.0	0.0	0.0	1.4	1.4	0.0	3.7	3.7	0.0
2-1-70-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(1.2)	(1.2)	0.0	(3.0)	(3.0)	0.0
2-1-71 Customer Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-71-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-71-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-75 Satellite Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-75-1 Historical/Revalued Value	0.0	0.0	0.0	1.0	1.0	0.0	2.5	2.5	0.0
2-1-75-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(0.7)	(0.7)	0.0	(1.8)	(1.8)	0.0
2-1-76 Satellite Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-76-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-76-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-80 International Network Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-80-1 Historical/Revalued Value	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
2-1-80-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-81 International Network Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

CCA (Initial Reports) December 2002 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change	Dec-02-HCA	Dec-02-CCA	Change
2-1-81-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-81-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-85 International Network - Other Systems - Primary Ass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-85-1 Historical/Revalued Value	0.0	0.0	0.0	0.8	0.8	0.0	2.2	2.2	0.0
2-1-85-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(0.8)	(0.8)	0.0	(2.0)	(2.0)	0.0
2-1-86 International Network - Other Systems - Other Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-86-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-86-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-90 Other Communications Plant & Equipment - Primary	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-90-1 Historical/Revalued Value	(0.0)	(0.0)	0.0	3.4	3.4	0.0	1.5	1.5	0.0
2-1-90-2 Accumulated Depreciation	0.0	0.0	0.0	0.1	0.1	0.0	1.5	1.5	0.0
2-1-91 Other Communications Plant & Equipment - Other A	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-91-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-91-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Communications Plant & Equipment	**8.6**	**15.0**	**6.4**	**460.2**	**509.0**	**48.8**	**1,351.9**	**2,005.4**	**653.5**
2-2 Non-Communications Plant & Equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-2-01-4 Information Technology	0.0	0.0	(0.0)	1.3	1.7	0.4	3.0	2.9	(0.1)
2-2-03-4 Buildings and Improvements	0.1	0.1	0.0	8.9	9.1	0.1	17.4	17.4	0.0
2-2-05-4 Other	0.0	0.0	0.0	1.3	2.0	0.7	2.4	2.6	0.2
Total Non-Communications Plant & Equipement	**0.2**	**0.2**	(0.0)	**11.6**	**12.8**	**1.3**	**22.8**	**22.9**	**0.1**
2-3 Other Non-Current Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-3-01-4 Long term receivables	0.1	0.1	(0.0)	7.5	11.6	4.0	9.9	7.9	(2.0)
2-3-05-4 Long term investment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-3-10-4 Intangibles	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
2-3-20-4 Land	0.0	0.0	0.0	3.0	3.5	0.5	5.8	5.9	0.1
2-3-25-4 Other	0.6	0.6	0.0	21.9	32.6	10.7	40.4	42.8	2.3
Total Other Non-Current Assets	**0.8**	**0.8**	(0.0)	**32.4**	**47.6**	**15.2**	**56.1**	**56.5**	**0.5**
			0.0			0.0			0.0
Total Fixed Assets	**9.6**	**16.0**	**6.4**	**504.1**	**569.4**	**65.3**	**1,436.8**	**2,084.9**	**654.0**

Telstra

FIXED ASSET STATEMENT - EXTERNAL WHOLESALE BUSINESS

CCA (Initial Reports) June 2003 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Jun-03-HCA	Jun-03-CCA	Change	Jun-03-HCA	Jun-03-CCA	Change	Jun-03-HCA	Jun-03-CCA	Change
Wholesale Fixed Assets									
2-1 Communications Plant & Equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-01 CAN Ducts & Pipes - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-01-1 Historical/Revalued Value	5.2	13.9	8.7	37.4	194.7	157.3	550.9	1,593.3	1,042.4
2-1-01-2 Accumulated Depreciation	(1.8)	(5.1)	(3.4)	(16.2)	(79.1)	(64.0)	(190.8)	(600.0)	(409.2)
2-1-02 CAN Ducts & Pipes - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-02-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-02-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-05 CAN Copper Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-05-1 Historical/Revalued Value	6.6	9.6	3.0	0.0	0.0	0.0	634.5	929.2	294.6
2-1-05-2 Accumulated Depreciation	(2.9)	(4.5)	(1.6)	0.0	0.0	0.0	(285.1)	(439.8)	(154.7)
2-1-06 CAN Copper Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-06-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-06-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10 CAN Other Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-10-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11 CAN Other Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-11-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-15 CAN Pair Gain Systems - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-15-1 Historical/Revalued Value	2.2	2.5	0.3	4.9	5.6	0.7	220.9	249.1	28.2
2-1-15-2 Accumulated Depreciation	(1.0)	(1.1)	(0.2)	(2.7)	(3.3)	(0.6)	(96.8)	(114.0)	(17.2)
2-1-16 CAN Pair Gain Systems - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-16-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-16-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-20 CAN Radio Bearer Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-20-1 Historical/Revalued Value	1.0	1.6	0.6	0.0	0.0	0.0	92.5	154.7	62.2
2-1-20-2 Accumulated Depreciation	(0.4)	(0.8)	(0.4)	0.0	0.0	0.0	(42.5)	(83.2)	(40.8)
2-1-21 CAN Radio Bearer Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-21-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-21-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

CCA (Initial Reports) June 2003 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Jun-03-HCA	Jun-03-CCA	Change	Jun-03-HCA	Jun-03-CCA	Change	Jun-03-HCA	Jun-03-CCA	Change
2-1-25 Other CAN - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-25-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26 Other CAN - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-26-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-30 Switching Equipment - Local - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-30-1 Historical/Revalued Value	0.0	0.0	0.0	535.4	463.4	(72.1)	880.9	775.4	(105.5)
2-1-30-2 Accumulated Depreciation	0.0	0.0	0.0	(301.3)	(262.1)	39.2	(520.0)	(462.7)	57.3
2-1-31 Switching Equipment - Local - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-31-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-31-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-35 Switching Equipment - Trunk - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-35-1 Historical/Revalued Value	0.0	0.0	0.0	13.7	13.7	0.0	5.2	5.2	0.0
2-1-35-2 Accumulated Depreciation	0.0	0.0	0.0	(8.4)	(8.4)	0.0	(2.8)	(2.8)	0.0
2-1-36 Switching Equipment - Trunk - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-36-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-36-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-40 Switching Equipment - Other - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-40-1 Historical/Revalued Value	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0
2-1-40-2 Accumulated Depreciation	0.0	0.0	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0
2-1-41 Switching Equipment - Other - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-41-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-41-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-45 Inter-exchange Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-45-1 Historical/Revalued Value	1.0	0.8	(0.1)	114.2	98.7	(15.4)	200.2	173.1	(27.1)
2-1-45-2 Accumulated Depreciation	(0.3)	(0.3)	0.0	(37.2)	(32.0)	5.2	(65.2)	(56.1)	9.1
2-1-46 Inter-exchange Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-46-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-46-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-50 Transmission Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-50-1 Historical/Revalued Value	0.1	0.1	(0.0)	166.6	141.6	(25.1)	222.6	189.1	(33.5)
2-1-50-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(75.9)	(63.5)	12.4	(101.3)	(84.8)	16.6
2-1-51 Transmission Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-51-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-51-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-55 Radio Bearer Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-55-1 Historical/Revalued Value	0.2	0.2	0.0	25.9	25.9	0.0	50.1	50.1	0.0

CCA (Initial Reports) June 2003 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	Jun-03-HCA	Jun-03-CCA	Change	Jun-03-HCA	Jun-03-CCA	Change	Jun-03-HCA	Jun-03-CCA	Change
2-1-55-2 Accumulated Depreciation	(0.1)	(0.1)	0.0	(13.0)	(13.0)	0.0	(26.9)	(26.9)	0.0
2-1-56 Radio Bearer Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-56-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-56-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-60 Data Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-60-1 Historical/Revalued Value	(0.0)	(0.0)	0.0	0.2	0.2	0.0	0.3	0.3	0.0
2-1-60-2 Accumulated Depreciation	0.0	0.0	0.0	(0.1)	(0.1)	0.0	(0.1)	(0.1)	0.0
2-1-61 Data Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-61-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-61-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-65 Mobile Network and Terminal Equipment - Primary	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-65-1 Historical/Revalued Value	0.1	0.1	0.0	5.9	5.9	0.0	17.6	17.8	0.0
2-1-65-2 Accumulated Depreciation	(0.1)	(0.1)	0.0	(5.9)	(5.9)	0.0	(17.8)	(17.8)	0.0
2-1-66 Mobile Network and Terminal Equipment - Other As	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-66-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-66-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-70 Customer Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-70-1 Historical/Revalued Value	0.0	0.0	0.0	1.3	1.3	0.0	3.6	3.8	0.0
2-1-70-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(1.2)	(1.2)	0.0	(3.5)	(3.6)	0.0
2-1-71 Customer Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-71-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-71-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-75 Satellite Equipment - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-75-1 Historical/Revalued Value	0.0	0.0	0.0	0.9	0.9	0.0	2.7	2.7	0.0
2-1-75-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(0.7)	(0.7)	0.0	(2.1)	(2.1)	0.0
2-1-76 Satellite Equipment - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-76-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-76-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-80 International Network Cables - Primary Asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-80-1 Historical/Revalued Value	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
2-1-80-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-81 International Network Cables - Other Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-81-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-81-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-85 International Network - Other Systems - Primary As	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-85-1 Historical/Revalued Value	0.0	0.0	0.0	0.7	0.7	0.0	2.1	2.1	0.0
2-1-85-2 Accumulated Depreciation	(0.0)	(0.0)	0.0	(0.6)	(0.6)	0.0	(1.8)	(1.8)	0.0
2-1-86 International Network - Other Systems - Other Asse	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

CCA (Initial Reports) June 2003 (HCA v CCA)	Unconditional Local Loop (Declared)			Domestic PSTN Origin/Term (Declared)			Local Carriage Services (Declared)		
values in $m's	**Jun-03-HCA**	**Jun-03-CCA**	**Change**	**Jun-03-HCA**	**Jun-03-CCA**	**Change**	**Jun-03-HCA**	**Jun-03-CCA**	**Change**
2-1-86-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-86-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-90 Other Communications Plant & Equipment - Primar	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-90-1 Historical/Revalued Value	0.1	0.1	0.0	3.0	3.0	0.0	9.1	9.1	0.0
2-1-90-2 Accumulated Depreciation	0.0	0.0	0.0	0.5	0.5	0.0	1.4	1.4	0.0
2-1-91 Other Communications Plant & Equipment - Other A	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-91-1 Historical/Revalued Value	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-1-91-2 Accumulated Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Communications Plant & Equipment	**9.6**	**16.6**	**7.0**	**447.6**	**485.3**	**37.6**	**1,538.3**	**2,260.8**	**722.5**
2-2 Non-Communications Plant & Equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-2-01-4 Information Technology	0.0	0.0	(0.0)	1.3	1.6	0.2	3.6	3.5	(0.1)
2-2-03-4 Buildings and Improvements	0.1	0.1	0.0	8.8	8.8	0.0	17.1	17.1	0.0
2-2-05-4 Other	0.0	0.0	(0.0)	0.7	1.0	0.2	2.3	2.3	(0.0)
Total Non-Communications Plant & Equipement	**0.2**	**0.2**	**(0.0)**	**10.8**	**11.3**	**0.5**	**23.0**	**22.8**	**(0.1)**
2-3 Other Non-Current Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-3-01-4 Long term receivables	0.3	0.2	(0.0)	6.9	10.1	3.2	21.2	19.5	(1.7)
2-3-05-4 Long term investment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2-3-10-4 Intangibles	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
2-3-20-4 Land	0.0	0.0	(0.0)	1.9	2.1	0.2	4.7	4.7	(0.0)
2-3-25-4 Other	0.7	0.6	(0.0)	22.4	28.2	5.8	63.3	62.8	(0.5)
Total Other Non-Current Assets	**0.9**	**0.9**	**(0.1)**	**31.3**	**40.5**	**9.2**	**89.2**	**87.0**	**(2.3)**
			0.0			0.0			0.0
Total Fixed Assets	**10.8**	**17.7**	**6.9**	**489.7**	**537.0**	**47.3**	**1,650.5**	**2,370.6**	**720.1**

SCHEDULE A

Table - 1 Report for September 03 Quarter on historic cost basis

	Local carriage service		Domestic PSTN originating and terminating access services		Domestic PSTN originating access service				Total Bundle of Fixed Voice Products		
	Local calls and Line rental		Domestic long distance		International long distance		Fixed to mobile		Bundle		
	Business	Residential	Business	Residential	Business	Residential	Business	Residential	Business	Residential	Total
Revenues											
retail	359,611,167	606,674,510	85,582,858	203,686,835	13,404,619	56,250,383	193,328,103	204,072,496	651,926,747	1,070,684,224	1,722,610,971
other	0	0	0	0	0	0	0	0	0	0	0
total	359,611,167	606,674,510	85,582,858	203,686,835	13,404,619	56,250,383	193,328,103	204,072,496	651,926,747	1,070,684,224	1,722,610,971
Retail Costs											
organisation	21,898,549	49,822,665	3,370,145	10,257,196	872,402	4,609,375	6,626,362	5,621,567	32,767,458	70,310,804	103,078,262
product and consumer	21,874,693	47,652,250	6,417,786	19,532,835	6,143,570	32,459,823	130,390,048	110,618,224	164,826,096	210,263,132	375,089,228
total	43,773,241	97,474,915	9,787,931	29,790,032	7,015,972	37,069,197	137,016,410	116,239,791	197,593,554	280,573,936	478,167,490
Other Costs											
organisation	0	0	730,892	2,224,505	113,048	597,296	1,405,786	1,192,618	2,249,726	4,014,419	6,264,146
product and consumer	0	0	18,799	57,215	3,124	16,508	165,403	140,322	187,326	214,045	401,371
network expenses	0	0	4,456,166	13,562,553	615,161	3,250,231	6,300,285	5,344,935	11,371,612	22,157,719	33,529,331
total	0	0	5,205,857	15,844,272	731,334	3,864,036	7,871,474	6,677,875	13,808,665	26,386,183	40,194,848
Retail price	139.58	99.42	0.16	0.12	0.52	0.41	0.35	0.43	253	175	198
Access price	129.87	90.62	0.03	0.02	0.01	0.01	0.02	0.02	139	99	111
Unit cost	16.99	15.97	0.03	0.03	0.30	0.30	0.26	0.26	82	50	60
Imputed margin	-7.28	-7.17	0.10	0.07	0.21	0.10	0.07	0.16	32	27	28
Imputed margin %	-5%	-7%	64%	58%	40%	24%	21%	36%	12%	15%	14%

SCHEDULE A

Table - 2 Report for September 03 Quarter on current cost basis

	Local carriage service		Domestic PSTN originating and terminating access services		Domestic PSTN originating access service				Total Bundle of Fixed Voice Products		
	Local calls and Line rental		Domestic long distance		International long distance		Fixed to mobile		Bundle		
	Business	Residential	Business	Residential	Business	Residential	Business	Residential	Business	Residential	Total
Revenues											
retail	359,611,167	606,674,510	85,582,858	203,686,835	13,404,619	56,250,383	193,328,103	204,072,496	651,926,747	1,070,684,224	1,722,610,971
other	0	0	0	0	0	0	0	0	0	0	0
total	359,611,167	606,674,510	85,582,858	203,686,835	13,404,619	56,250,383	193,328,103	204,072,496	651,926,747	1,070,684,224	1,722,610,971
Retail Costs											
organisation	21,196,666	48,210,763	3,274,901	9,967,315	854,916	4,516,985	6,459,839	5,480,295	31,786,321	68,175,358	99,961,680
product and consumer	21,733,880	47,332,637	6,393,670	19,459,439	6,139,057	32,435,977	130,341,514	110,577,050	164,608,120	209,805,102	374,413,223
total	42,930,546	95,543,400	9,668,571	29,426,754	6,993,972	36,952,962	136,801,353	116,057,345	196,394,442	277,980,460	474,374,902
Other Costs											
organisation	0	0	914,763	2,784,125	122,494	647,205	1,529,482	1,297,558	2,566,740	4,728,887	7,295,627
product and consumer	0	0	21,927	66,736	3,314	17,509	161,390	136,917	186,631	221,162	407,793
network expenses	0	0	5,296,294	16,119,521	725,964	3,835,664	7,642,694	6,483,787	13,664,952	26,438,971	40,103,923
total	0	0	6,232,984	18,970,382	851,772	4,500,378	9,333,566	7,918,261	16,418,322	31,389,021	47,807,343
Retail price	139.58	99.42	0.16	0.12	0.52	0.41	0.35	0.43	253	175	198
Access price	129.87	90.62	0.03	0.02	0.01	0.01	0.02	0.02	139	99	111
Unit cost	16.66	15.66	0.03	0.03	0.30	0.30	0.26	0.26	83	51	60
Imputed margin	-6.95	-6.86	0.10	0.07	0.20	0.10	0.07	0.15	31	26	28
Imputed margin %	-5%	-7%	63%	57%	39%	23%	20%	36%	12%	15%	14%

Non price terms and conditions key performance indicators (July – September quarter, 2003)

Ordering and Provisioning – Basic Access

Metric	Measure	The difference between percentage of Wholesale Business customers and Retail Business customers in target (that is, that have met the performance standard)	The difference between percentage of Wholesale Residential customers and Retail Residential customers in target (that is, that have met the performance standard)
1	The percentage of basic access customer installation orders provisioned in the quarter on or by the performance standard – previous service available for automatic connection	1.05	-1.90
2	The percentage of basic access customer installation orders provisioned in the quarter, on or by the performance standard – new service with available cabling and capacity	-1.36	-3.72
3	The percentage of Basic Access orders provisioned in the quarter, on or by the performance standard - new service which requires additional cable or network capacity	17.93	-1.61
4	The percentage of basic access order appointments that are met in the quarter	0.04	-0.57

Faults and Maintenance – Basic Access

Metric	Measure	The difference between percentage of Wholesale Business customers and Retail Business customers in target (that is, that have met the performance standard)	The difference between percentage of Wholesale Residential customers and Retail Residential customers in target (that is, that have met the performance standard)
5	The percentage of basic access faults that are rectified in the quarter, on or by the performance standard	-0.89	-1.21
6	The percentage of basic access fault appointments that are met in the quarter	2.12	3.63

Notes:

- The performance standard used for all metrics is the same as that used for the Customer Service Guarantee, unless otherwise stated.
- A positive difference means that Wholesale met the performance standard in a greater percentage of cases than Retail.
- For metrics 1-3, the performance standard = target provisioning time (TPT)
- For metric 5, the performance standard = target date/time .

FACT SHEET: Accounting Separation - Overview

What is accounting separation?

The Government requires Telstra to make information available showing whether Telstra (i) prices competitor access to its network fairly; (ii) sets its retail and wholesale prices at levels sufficient for competitors to generate satisfactory returns and (iii) does not favour its retail customers compared to its wholesale end-users.

The information can be classified into three limbs:

Limb 1 is the requirement for Telstra to update its regulatory accounting records from historic to current costs – being the costs that would be incurred if the network were to be built using today's up to date technology. The ACCC is required to publish these accounts for the core wholesale services (interconnect, unbundled local loop and local call resale). This limb is a work in progress, with Telstra working closely with the ACCC to implement the requirement to produce full current cost accounts. This is a significant and complex exercise to undertake. Until it is fully implemented, no substantive conclusions can be drawn. The initial Limb 1 data provides a critical milestone in this process - the fixed asset statements for the core services on both an historic and current cost basis;

Limb 2 requires that Telstra provide data to the ACCC to show the margins available between Telstra's average retail prices for access/local, STD, IDD and fixed to mobile services and the costs that a competitor would incur in supplying these services if it were relying solely on Telstra's wholesale products for network inputs. The average available margin across the full set of these retail services (the margin of relevance to full service carriers) will also be published. The data proves that our competitors, who purchase from Telstra at wholesale prices and resell their range of services in retail markets, are able to make satisfactory returns of 14% across the suite of the most popular telephony services. Margins across these most popular services vary. It is no different to other industries in which multiple products/services are offered. For example, petrol stations would offer petrol at a lower margin than other products they offer for sale; and

Limb 3 requires Telstra to publish a series of measurements that compare its performance in terms of new service connections and fault rectification for both wholesale and retail customers. The data shows there is no pattern of favouring retail customers over wholesale customers. Telstra is essentially treating wholesale and retail customers equally.

What does the accounting separation data show?

The Accounting Separation data counters claims by Telstra's competitors that Telstra has been discriminating against them. The data shows that service providers who purchase from Telstra at wholesale prices and resell in retail markets are able to make satisfactory returns. It demonstrates that there is no pattern of favouring retail customers over wholesale in relation to service provision. Telstra believes this data shows it gives competitors a fair go.

FACT SHEET: Accounting Separation – Limb 1

What does limb 1 require?

'Limb 1' of the accounting separation regime requires Telstra to update its regulatory accounting records from historic to current costs – being the costs that would be incurred if the network were to be built today. The ACCC is required to publish these accounts for the core wholesale services (interconnect, unbundled local loop and local call resale). Given the difficulties associated with implementing this requirement the initial Limb 1 reports provide only the fixed asset statements for the core services on both an historic and a current cost basis.

Background to limb 1

One of the key concerns of Telstra's competitors relates to the pricing of the main wholesale services. Limb 1 is designed to reveal, over time, costs and revenues that Telstra generates from those products.

It takes time to generate current cost estimates – it took BT around 5 years to do so in the UK. Telstra envisages having such estimates available well before five years, but the exact timing remains uncertain and will be determined by the ACCC in consultation with Telstra.

For these reports, the ACCC have required Telstra to publish the fixed asset allocations – an essential first step in estimating current costs.

What does the limb 1 data show?

In terms of the data provided to date – the fixed asset statements – it is clear the value of the assets inflates marginally when transiting from an historic to a current cost basis. The impact this will have on the full accounts remains unclear.

This limb is a work in progress, with Telstra working with the ACCC to implement the further requirements imposed on it in relation to producing full current cost accounts. This is a significant and complex exercise to undertake, in addition to the accounts which Telstra already prepares. Until it is fully implemented, no substantive conclusions can be drawn.

Telstra

FACT SHEET: Accounting Separation – Limb 2

What does limb 2 require?

'Limb 2' requires that Telstra provide data to the ACCC to show the margins available between Telstra's average retail prices for access/local, STD, IDD and fixed to mobile services and the costs that a competitor would incur in supplying these services if it were relying solely on Telstra's wholesale products for network inputs. The average available margin across the full set of these retail services (the margin of relevance to full service carriers) will also be published.

Background to limb 2

The industry has expressed concerns as to whether there is sufficient space between Telstra's wholesale and retail prices to allow competitors to compete. In response, Telstra has been required to publish average margins available for monthly PSTN line rental, local call, long distance, international and fixed to mobile for both business & residential markets calculated according to the following formula:

Average retail price
Less retailing costs
Less average wholesale charges

Equals the average margin available

What does the limb 2 data show?

This data shows the indicative margins available to telecommunications industry players on a range of the most popular telephony services. The data proves that our competitors, who purchase from Telstra at wholesale prices and resell their range of services in retail markets, are able to make satisfactory returns of 14% (overall) across the suite of the most popular telephony services.

	Business	Residential
Access/Local	-5%	-7%
STD	64%	58%
IDD	40%	24%
F2M	21%	36%
ALL Services	**12%**	**15%**

Margins across these most popular services vary. It is no different to other industries in which multiple products/services are offered. For example, petrol stations would offer petrol at a lower margin than other products they offer for sale. In the telecommunications industry, this effect is compounded by regulation putting a cap on some prices eg. access and local calls.

Telstra

FACT SHEET: Accounting Separation - Limb 3

What does limb 3 require?

'Limb 3' requires that Telstra publish a series of measures that compare Telstra's performance in terms of new service connections and fault rectification for both wholesale and retail customers.

Background to limb 3

The industry has expressed concerns as to whether Telstra treats wholesale and retail customers equivalently in terms of installing new services or fixing faults.

Telstra is required to publish data (for both business and residential customers) that compares Telstra's performance in meeting the mandated customer service guarantee standard timeframes for wholesale vs retail customers*. Performance is compared on six measures, outlined below.

What does the data show?

Telstra is essentially treating wholesale and retail customers equally. The data shows there is no pattern of favouring retail customers over wholesale customers. Telstra has thoroughly investigated any variances and has concluded that they are due to data measurement and processing differences in Retail and Wholesale, not differences in the way our technicians service wholesale or retail customers. We are confident that these recording and processing differences will be eradicated in the next quarter or two and this will address the variances.

A positive difference means that Wholesale met the performance standard in a greater percentage of cases than Retail. Explanations for those measures with variances greater than two per cent are set below:

Measure 2 relates to installation where necessary cabling and capacity is available and the data shows slight variation between wholesale and retail performance. This is because retail customers tend to submit a series of small orders throughout the day, whereas our wholesale customers tend to consolidate their orders and submit large batches at once, usually towards the close of business (which may have been too late to meet calendar close at 5pm). To address this, Telstra is working closely with wholesale customers to educate them in the benefits of avoiding bulk on line order lodgement towards the end of the day. Telstra has also introduced an

* Note the CSG reported performance cannot be compared to the reporting under NPTC due to the customer base being broader for NPTC (includes all customers), when compared to CSG (applies to 5 lines and under only)

additional late shift workforce to cater for orders received late in the day and has extended the system's calendar to facilitate this.

Measure 3 (ordering and provisioning where new service needs additional cable or network capacity) shows wholesale (business) met the performance standard in a greater percentage of cases than retail due to a difference in the way data for business customers is measured. The main cause is that sometimes business customers who have requested this service from Telstra want to change the time of their appointment - for example, when their plans change unexpectedly. When they call to change the appointment, the new appointment time will be recorded in Telstra's system. This is the same for retail and wholesale customers.

The measurement difference occurs because while Retail registers this new appointment it uses the date of the **original** appointment to measure the time between when the customer order was received and when the service was delivered, so the time taken appears much longer than it really is. In wholesale, the measurement is made between the **revised** appointment time and when the service was delivered. In both cases, the service is delivered as the customer has requested it; this is purely a difference in measurement. The measurement processes in Wholesale and Retail have now been aligned.

A further 3 percentage points of the variance arises due to order entry delays caused by system and workforce management issues, which have been addressed.

Measure 6 covers the percentage of basic access fault appointments met in the quarter. Telstra complies with a customer service guarantee standard which recommends a maximum 5 hr window to schedule a basic access fault appointment, and those made outside 5 hrs have been measured as "invalid". The data shows that wholesale met the performance standard in a greater percentage of cases for both business and residential customers, due to some appointments (such as Priority Assistance and complex managed faults – a larger share of these cases in Retail) being made outside the standard 5 hr timeframe.

Whilst customer appointments outside 5 hrs are still being met, but just measured as "invalid", we have changed the field workforce process so appointments are now registered only within the 5 hr timeframe.

Form **604**
Corporations Act 2001
Section 671B

Notice of change in interests of substantial holder

To Company Name/Scheme	Solution 6 Holdings Limited
ACN/ARSN	003 284 006

1. Details of substantial holder[1]

Name	**Telstra Corporation Limited** gives this notice of a change in relevant interests on its own behalf and on behalf of its subsidiaries set out in Annexure "A"
ACN/ARSN (if applicable)	**051 775 556**

There was a change in the interests of the substantial holder on 19/12/2003.

The previous notice was given to the company on 16/08/2002.

The previous notice was dated 16/08/2002.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities[4]	Previous notice		Present notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[5]
Ordinary Shares	32,056,442	12.74%	NIL	NIL

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[6]	Consideration given in relation to change[7]	Class and number of securities affected	Person's votes effected
19/12/03	Telstra CB.com Limited (ACN 089 249 669)	Completion of sale of securities to MYOB Limited under an agreement with Telstra Corporation Limited and Telstra CB.com Limited (Share Sale Agreement), a copy of which is attached as Annexure B.	$15,837,349	30,456,442 Ordinary Shares	Telstra CB.com Limited
19/12/03	Telstra Corporation Limited (ACN 051 775 556)	Completion of sale of securities to MYOB Limited under an agreement with Telstra Corporation Limited and Telstra CB.com Limited (Share Sale Agreement), a copy of which is attached as Annexure B.	$832,000	1,600,000 Ordinary Shares	Telstra Corporation Limited

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Nature of relevant interest[6]	Class and number of securities	Person's votes
Telstra CB.com Limited (ACN 089 249 669)	Telstra CB.com Limited	Telstra CB.com Limited	N/A	NIL	NIL
Telstra Corporation Limited (ACN 051 775 556)	Telstra Corporation Limited	Telstra Corporation Limited	N/A	NIL	NIL

112348557

5. Changes in association

The persons who have become associates[2] of, ceased to be associates of, or have changed the nature of their association[9] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NIL	NIL

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Corporation Limited	Level 41, 242 Exhibition Street, Melbourne, VIC, 3000
Telstra CB.com Limited	Level 4, 400 George Street, Sydney, NSW, 2000
Solution 6 Holdings Limited	Level 21, 456 Kent Street, Sydney, NSW, 2000

Signature

print name Ziggy Switkowski capacity Director

sign here J. E. Switkowski date 23 /12/2003

DIRECTIONS

[1] If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

[2] See the definition of "associate" in section 9 of the Corporations Act 2001.

[3] See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

[4] The voting shares of a company constitute one class unless divided into separate classes.

[5] The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

[6] Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

[7] Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

[8] If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

[9] Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Company name	Country of Incorpoartion	Immediate %	Ultimate %
Parent Entity	Australia		
Telstra Corporation Limited			
Controlled Entities			
On Australia Pty Limited	Australia	100.00%	100.000%
Telstra Corporate Services Pty Limited	Australia	100.00%	100.000%
Telstra ESOP Trustee Pty Limited	Australia	100.00%	100.000%
Telstra Finance Limited	Australia	100.00%	100.000%
Telstra Growthshare Pty Ltd	Australia	100.00%	100.000%
Telstra Media Pty Limited	Australia	100.00%	100.000%
Telstra Multimedia Pty Limited	Australia	100.00%	100.000%
Telstra Rewards PtyLtd	Australia	100.00%	100.00%
Transport Communications Australia Pty Ltd	Australia	100.00%	100.00%
Network Design and Construction Limited	Australia	100.00%	100.000%
NDC Global Holdings Pty Limited	Australia	90.40%	90.400%
NDC Global Holdings (Thailand) Limited	Thailand	51.00%	46.104%
NDC Global Services (Thailand) Limited	Thailand	100.00%	100.000%
NDC Global Phillipines, Inc	Philippines	100.00%	100.000%
NDC Global Services Malaysia Sdn.Bhd	Malaysia	100.00%	100.000%
NDC Telecommunications India Private Limited	India	95.00%	95.000%
PT NDC Indonesia	Indonesia	100.00%	100.000%
NDC Global Services Pty Limited	Australia	100.00%	100.000%
Sensis Pty Ltd	Australia	100.00%	100.000%
CitySearch Australia Pty Ltd	Australia	100.00%	100.000%
CitySearch Canberra Pty Ltd	Australia	100.00%	100.000%
Pacific Access Enterprises Pty Ltd	Australia	100.00%	100.000%
Sensis Holdings Pty Ltd	Australia	100.00%	100.000%
Telstra Retail Pty Ltd	Australia	100.00%	100.000%
Worldcorp Holdings (S) Pte Ltd	Singapore	100.00%	100.000%
Worldcorp Publishing Pte Ltd	Singapore	100.00%	100.000%
Telstra CB Holdings Limited	Australia	100.00%	100.000%
Telstra CB.Com Limited	Australia	100.00%	100.000%
Telstra CB.fs Limited	Australia	100.00%	100.000%
Telstra eBusiness Services Pty Limited	Australia	100.00%	100.000%
Australasian Insurance Systems Pty Ltd	Australia	100.00%	100.000%
DBA Ltd	Australia	81.33%	81.330%
Brokerlink Pty Ltd	Australia	100.00%	100.000%
DBA Computer Systems Pty Ltd	Australia	100.00%	100.000%
Unilink Group Pty Ltd	Australia	100.00%	100.000%
TRC Computer Systems Pty Ltd	Australia	100.00%	100.000%
Telstra CB.net Limited	Australia	100.00%	100.000%
Telstra Communications Limited	Australia	50.00%	50.000%
Telecom Australia (Saudi) Company Limited	Saudi Arabia	100.00%	100.000%
Telstra Holdings Pty Ltd	Australia	100.00%	100.000%
Beijing Australia Telecommunications Technical Consulting Services Company Limited	China; People's Republic of:	100.00%	100.000%
Global Limited	United Kingdom	100.00%	100.000%
PT Telstra Nusantara	Indonesia	100.00%	100.000%
Telstra Europe Limited	United Kingdom	100.00%	100.000%
Telstra Holdings (Bermuda) No 1 Limited	Bermuda	100.00%	100.000%
Telstra Holdings (Bermuda) No 2 Limited	Bermuda	100.00%	100.000%
Telstra CSL Limited	Bermuda	100.00%	100.000%
Bestclass Holdings Ltd	Virgin Islands (British)	100.00%	100.000%

Hong Kong CSL Limited	Hong Kong	100.00%	100.000%
CSL Limited	Hong Kong	100.00%	100.000%
Integrated Business Systems Limited	Hong Kong	100.00%	100.000%
One2Free Personalcom Limited	Hong Kong	100.00%	100.000%
Telstra IDC Holdings Limited	Bermuda	100.00%	100.000%
Telstra Inc	United States	100.00%	100.000%
Telstra India (Private) Limited	India	100.00%	100.000%
Telstra International HK Limited	Hong Kong	100.00%	100.000%
Telstra Japan Retail KK	Japan	100.00%	100.000%
Telstra Limited	New Zealand	100.00%	100.000%
Telstra New Zealand Holdings Limited	New Zealand	100.00%	100.000%
TelstraClear Limited	New Zealand	100.00%	100.000%
TelstraSaturn Holdings Limited	New Zealand	100.00%	100.000%
CLEAR Communications Limited	New Zealand	100.00%	100.000%
Telstra Singapore Pte Ltd	Singapore	100.00%	100.000%
Telstra International Limited	Australia	100.00%	100.000%
Telstra International Ltd - India Rep Office		100.00%	100.000%
Telstra International Ltd - Vietnam Permanent Establishment		100.00%	100.000%
Telstra Media Holdings Pty Limited	Australia	100.00%	100.000%
Telstra Enterprise Services Pty Limited	Australia	100.00%	100.000%
Telstra Pay TV Pty Limited	Australia	100.00%	100.000%
Telstra New Wave Pty Ltd	Australia	100.00%	100.000%
Customer Contact Technologies Pty Ltd	Australia	100.00%	100.000%
Data & Text Mining Technologies Pty Ltd	Australia	100.00%	100.000%
Hypertokens Pty Ltd	Australia	100.00%	100.000%
Lyrebird Technologies Pty Ltd	Australia	100.00%	100.000%
Telstra OnAir Holdings Pty Ltd	Australia	100.00%	100.000%
Telstra OnAir Infrastructure Holdings Pty Ltd	Australia	100.00%	100.000%
Telstra 3G Spectrum Holdings Pty Ltd	Australia	100.00%	100.000%

This is Annexure A of 2 pages referred to in the Form 604 signed by me and dated Notice of Initial Substantial Holder.

Name: Dr Ziggy Switkowski
Capacity: Director

Signature Z. E. Switkowski

Date: 23 December 2003

This is the Annexure B of 26 pages marked "B" referred to in the form 604 signed by me and dated 23 December 2005

J. E. Switkowski

Ziggy Switkowski
Director

This is Annexure B of 26 pages referred to in ASIC Form 604

BLAKE DAWSON WALDRON

LAWYERS

Share Sale Agreement

MYOB Limited
ABN 53 086 760 303

Telstra Corporation Limited
ACN 051 775 556

Telstra CB.com Limited
ACN 089 249 669

19 June 2003

Grosvenor Place
225 George Street
Sydney NSW 2000 Australia
Telephone: (02) 9258 6000
Fax: (02) 9258 6999

Ref: RM:CEDB:02 1344 6825

CONTENTS

SHARE SALE AGREEMENT

DATE 19 June 2003

PARTIES

MYOB Limited ABN 53 086 760 303 (**MYOB**)

Telstra Corporation Limited ACN 051 775 556 (**TLS**)

Telstra CB.com Limited ACN 089 249 669 (**Telstra CB.com**)

(TLS and Telstra CB.com are together known as **Telstra**)

RECITALS

A. Telstra is the registered holder and the beneficial owner of the Shares.

B. Telstra wishes to sell to MYOB and MYOB wishes to buy from Telstra the Shares on the terms in this document.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following definitions apply in this document.

"**A$**" means Australian dollars.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Adjustment Amount**" means an adjustment to the Purchase Price calculated and payable in accordance with clause 6.

"**Authorisation**" means:

(a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

(b) in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken,

including any renewal or amendment.

"**Bonus Shares**" means any bonus shares issued to Telstra by the Company at any time between the date of this document and the Completion Date.

"**Business Day**" means:

(a) for determining when a notice, consent or other communication is given, a day that is not a Saturday, Sunday or public holiday in the place to which the notice, consent or other communication is sent; and

(b) for any other purpose, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Sydney.

"**CHESS**" has the meaning given to it in the SCH Business Rules.

"**CHESS Sub-Register**" has the meaning given to it in the SCH Business Rules.

"**Claim**" means a claim, action, proceeding or demand made against any party or any of its related bodies corporate, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

"**Company**" means Solution 6 Holdings Limited ABN 95 003 264 006.

"**Completion**" means completion of the sale and purchase of all of the Shares pursuant to clause 5.

"**Completion Date**" means the date of completion of the sale and purchase of all of the Shares determined in accordance with clauses 5.1 to 5.6 (inclusive).

"**Completion Notice**" means a notice given under clause 5.9.

"**Corporations Act**" means the *Corporations Act 2001* (Cth).

"**Default Notice**" means a notice given under clause 12.2.

"**Encumbrance**" means a mortgage, charge, pledge, lien, hypothecation or third party interest of any kind whatever, or an agreement to create any of them or to allow any of them to exist.

"**Escrow Agent**" means the escrow agent appointed by MYOB and Telstra pursuant to clause 3.2.

"**Escrow Amount**" means the amount paid into escrow by MYOB in accordance with clause 3.1.

"**Event of Default**" means an event or circumstance described in clause 12.1.

"**Government Agency**" means:

(a) a government or government department or other body;

(b) a governmental, semi-governmental or judicial person; or

(c) a person (whether autonomous or not) who is charged with the administration of a law (including without limitation, the Takeovers Panel).

"**GST Act**" means the *A New Tax System (Goods and Services Tax) Act* 1999 (Cth), as amended from time to time.

"**GST Exclusive Consideration**" means any consideration payable under this document that either does not include an amount referable to GST or, if the consideration is inclusive of GST, is that consideration excluding the amount referable to GST using the rate of GST in force at the time the parties agreed on the consideration.

"**HIN**" has the meaning given to it in the SCH Business Rules.

"**Insolvency Event**" means, for a party, being in liquidation or provisional liquidation or under administration, having a controller (as defined in the Corporations Act) or analogous person appointed to it or any of its property, being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts or otherwise insolvent, taking any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act), entering into a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors, or any analogous event.

"**Issuer Sponsored Statement**" has the meaning given to it in the SCH Business Rules.

"**Issuer Sponsored Sub-Register**" has the meaning given to it in the SCH Business Rules.

"**Loss**" means a damage, loss, cost, expense or liability incurred by any party or any of its related bodies corporate, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

"**MYOB Bid**" means a takeover bid under Chapter 6 of the Corporations Act by MYOB, or a related body corporate of MYOB, for or in respect of the ordinary shares in the Company, regardless of whether other securities of the Company are also the subject of a takeover bid by MYOB.

"**MYOB Bid Acceptance Form**" means the form for acceptance of offers under a MYOB Bid for ordinary shares in the Company.

"**Purchase Price**" means the purchase price of A$16,669,350 (being A$0.52 per Share multiplied by the number of Shares as at the date of this document) plus the Adjustment Amounts (if any).

"**related body corporate**" has the meaning given to that term in the Corporations Act.

"**Relevant MYOB Bid**" means a MYOB Bid that is a Relevant Takeover Bid.

"**Relevant Period**" means the period commencing on the date of this document and expiring on and including 19 December 2003, except where before 19 December 2003:

(a) a person makes, or publicly announces an intention to make, a Takeover Bid; or

(b) the Company or any other person publicly announces a proposal for a Scheme,

in which case the period will expire on the date being the earlier of:

(c) the date of the close of the offer period under an Unconditional MYOB Bid;

(d) the date which is the later of:

(i) the date on which there is no longer an offer period under either an MYOB Bid or a Relevant Third Party Bid open; and

(ii) if a Scheme has been publicly announced, the date on which there is no longer a Relevant Scheme which has been publicly announced and has not been publicly withdrawn or has failed; and

(iii) 19 December 2003.

"Relevant Scheme" means a Scheme that is either:

(a) a proposal for a Scheme which is publicly announced before 19 December 2003;

(b) a proposal for a Scheme which is publicly announced at a time when the offer period under a Relevant Takeover Bid has not yet ended; or

(c) a proposal for a Scheme which is publicly announced at a time before another Relevant Scheme has become effective or it has been announced to ASX that the other Relevant Scheme has failed.

"Relevant Takeover Bid" means a Takeover Bid that is either:

(a) publicly announced or made before 19 December 2003;

(b) publicly announced or made at a time when the offer period under another Relevant Takeover Bid has not yet ended; or

(c) publicly announced or made at a time before a Relevant Scheme has become effective or it has been announced to ASX that the Relevant Scheme has failed.

"Relevant Third Party Bid" means a Third Party Bid that is a Relevant Takeover Bid.

"Sale Notice" means a notice given by MYOB to Telstra under clause 7.4(a) or in respect of a Third Party Sale under clause 5.2 or clause 6.2 or a in respect of a Third Party Bid under clause 5.3.

"SCH" means the securities clearing house for "CHESS Approved Securities" or any clearing house or other entity which is substituted for it.

"SCH Business Rules" means the business rules of SCH.

"Scheme" means:

(a) a compromise or arrangement under Part 5.1 of the Corporations Act under which ordinary shares in the Company are transferred to another person or are cancelled; or

(b) a selective capital reduction under Part 2J.1 of the Corporations Act under which all ordinary shares in the Company other than shares held by one person are cancelled.

"Scheme Value" means the Value, expressed as an amount per share, of consideration received by a shareholder under the Scheme for each ordinary share in the Company.

"**Shares**" means:

(a) as at the date of this document, 32,056,442 fully paid ordinary shares in the Company held by Telstra; and

(b) as at the Completion, the sum of:

(i) 32,056,442 fully paid ordinary shares in the Company held by Telstra; and

(ii) the Bonus Shares.

"**Sponsoring Participant**" has the meaning given to it in the SCH Business Rules.

"**SRN**" has the meaning given to it in the SCH Business Rules.

"**Takeover Bid**" means a Third Party Bid or a MYOB Bid.

"**Tax**" means a tax, levy, duty, charge, deduction or withholding, however it is described, that is imposed by law or by a Government Agency.

"**TLS Shares**" means 1,600,000 fully paid ordinary shares in the Company held by TLS.

"**Telstra CB.com Shares**" means 30,456,442 fully paid ordinary shares in the Company held by Telstra CB.com.

"**Telstra Sale Price**" means A$0.52 per Share except where there are any bonus issues by the Company during the period from the date of this document and Completion, in which case the Telstra Sale Price, expressed as an amount per Share, will be equal to:

$$\text{A\$0.52} \times \frac{\text{Old Shares}}{\text{Old Shares plus New Shares}}$$

Where: Old Shares means the number of ordinary shares in the Company on issue at the date of this document

New Shares means the number of new ordinary shares in the Company issued under the bonus issue.

"**Termination Notice**" means a notice given by Telstra to MYOB under clause 7.

"**Third Party**" means any person who is not:

(a) MYOB;

(b) a related body corporate of MYOB;

(c) a related party of MYOB; or

(c) an associate (as that term is defined in the Corporations Act) of MYOB except where the person is only an associate by virtue of an agreement to buy and sell the Shares.

"**Third Party Bid**" means a takeover bid under Chapter 6 of the Corporations Act by a Third Party for or in respect of the ordinary shares in the Company, regardless of whether other securities of the Company are also the subject of a takeover bid by the Third Party.

"**Third Party Sale**" means either:

(a) the sale by MYOB of some or all of the Shares to a bona fide Third Party purchaser at arms length (other than under a Third Party Bid or Scheme); or

(b) the sale by MYOB of some or all of the Shares under a share buy-back by the Company.

"**Third Party Sale Value**" means the Value, expressed as an amount per Share, of the consideration to be received by, or on account of, MYOB for the sale of some or all of the Shares to a Third Party, whether under a Third Party Bid or otherwise (excluding under a Scheme).

"**Transfer**" means dispose of in any way and incudes (without limitation) assign, assure, declare a trust over, transfer or sell and also includes agreeing to do any of those things.

"**Unconditional MYOB Bid**" means a Relevant MYOB Bid which has become or has been declared unconditional.

"**Value**" means in relation to any property or consideration at any time:

(a) if the property is a cash sum in $A, that $A value;

(b) if the property is a cash sum not in $A, the $A amount which MYOB receives after converting the foreign currency into A$, provided that MYOB must use its best efforts to achieve the best possible rate of exchange;

(c) subject to paragraph (d), if the property is a security traded on the ASX, the volume weighted average price in A$ in the ordinary course of trading for that security for the 5 full trading days before the relevant date;

(d) for the purposes of determining the Third Party Sale Value for a Third Party Bid where the property is a security traded on the ASX, the volume weighted average price in A$ in the ordinary course of trading for that security for the 5 full trading days before the relevant date; or

(e) in any other case, the value in A$:

(i) as agreed by the parties; or

(ii) in the absence of agreement, as determined by an independent expert (acting as expert and not arbitrator and on behalf of both parties whose decision will be, in the absence of manifest error, final and binding on both parties) the identity of which is agreed by the parties (or in the absence of agreement, such person as nominated by the National President of the Institute of Chartered Accountants).

1.2 **Rules for interpreting this document**

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The word "**agreement**" includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g) A reference to this document includes the agreement recorded by this document.

1.3 **Business Days**

If the day on or by which a person must do something under this document is not a Business Day:

(a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b) in any other case, the person must do it on or by the next Business Day.

1.4 **References to Telstra**

In this document:

(a) an obligation of Telstra, is an obligation of TLS and Telstra CB.com that is joint and several;

(b) a right of Telstra is held by TLS and Telstra CB.com by each of them severally; and

(c) a notice given by Telstra under this document must be signed by an authorised representative of TLS.

2. AGREEMENT TO SELL AND BUY THE SHARES

2.1 **Sale and purchase**

In consideration of the payment of the Purchase Price by MYOB to Telstra on the Completion Date and otherwise on the terms of this document:

(a) Telstra as legal and beneficial owner sells to MYOB and MYOB buys from Telstra, the Shares (together with all the rights, title and interest of Telstra in the Shares including any contractual or other third party rights Telstra has in relation to the Shares which are assignable without third party consent) free from any Encumbrance or third party interest on the Completion Date; and

(b) Telstra grants to MYOB the benefit of the rights attaching to the Shares during the period from the date of this document to the Completion Date or the date of the Termination Notice (as the case may be) pursuant to and in accordance with clause 8.

To the extent that there are any contractual or other third party rights Telstra has in relation to the Shares or other rights to acquire new Shares in the Company which are not assignable without third party consent, Telstra agrees it will not exercise any of those rights without the express written approval of MYOB.

2.2 **Title property and risk**

Subject to clause 7, the legal title to, property in and risk in the Shares passes to MYOB on and from the Completion Date.

3. ESCROW ACCOUNT

3.1 **Payment of Purchase Price into Escrow Account**

Within 3 Business Days of the date of execution of this document MYOB must pay the Purchase Price less any Adjustment Amounts by bank cheque issued by one of the four biggest Australian listed banks or in any other form that the parties may agree in writing into a wholesale money market deposit account with a major domestic licensed trading bank (to be agreed between MYOB and Telstra (Treasury contact – David Hubik)) to be named "Telstra and MYOB Escrow Account" (the "**Escrow Account**"). MYOB will seek written evidence of the receipt of these funds from the relevant bank and will provide a copy to Telstra.

3.2 Appointment of Escrow Agent

(a) Within 3 Business Days, MYOB will nominate a party to act as Escrow Agent, and MYOB and Telstra will appoint a person to act as the Escrow Agent.

(b) The Escrow Agent will give a written undertaking that it will hold the Escrow Account on trust for the parties and that it will act as Escrow Agent as if it were a party tothis document.

3.3 Interest on Escrow Amount

Telstra is entitled to all interest that accrues on the Escrow Amount deposited in the Escrow Account. Interest which accrues on the Escrow Amount deposited in the Escrow Account must be reinvested into the Escrow Account and paid by the Escrow Agent to Telstra by bank cheque at the time of release of the Escrow Amount.

3.4 Release of Escrow Amount

The Escrow Agent must release the Escrow Amount from escrow:

(a) to Telstra, immediately upon receipt by the Escrow Agent of the Completion Notice;

(b) to MYOB, immediately upon receipt by the Escrow Agent of the Termination Notice; and

(c) to MYOB, on the date which is 5 Business Days after receipt by the Escrow Agent of a Default Notice in which the party giving the Default Notice has elected to terminate this document.

3.5 Notices to Escrow Agent

The Escrow Agent is entitled to rely on any lawful notice received under clause 3.4 which the Escrow Agent believes to be genuine and correct and signed and sent by or on behalf of the relevant party.

3.6 Costs of escrow arrangements

MYOB and Telstra must bear all costs and expenses in equal share in connection with the escrow arrangements, including the fees of the Escrow Agent.

3.7 Specific performance for escrow

The parties agree that the parties each have a right to seek an order for specific performance of the obligations of the Escrow Agent to release the Escrow Amount in accordance with clause 3.4.

4. ANNOUNCEMENTS

For the 5 Business Days following the date of this document each party must show the other party any public written announcement which they propose to make about this document or the transactions evidenced by this document prior to making that announcement and must consult, to the extent that it is reasonably practicable, with the other party as to the content of any such announcement.

5. COMPLETION

5.1 Completion Date

Subject to clause 7, except where:

(a) MYOB specifies an earlier date in a Sale Notice under clauses 5.2, 5.3 or 7.4;

(b) Telstra specifies an earlier date in a notice under clause 5.5;

(c) clause 5.4 or 5.6 applies,

the Completion Date will be the next Business Day following the expiry of the Relevant Period.

5.2 Completion Date for Third Party Sale

If Completion has not already occurred and MYOB enters into an agreement for a Third Party Sale for all of the Shares that is unconditional or becomes unconditional (or accepts an offer by the Company to buy back all of the Shares), then:

(a) MYOB must immediately give a Sale Notice to Telstra setting out the terms of the agreement (or offer by the Company to buy back the Shares), attaching copies of all relevant sale documentation and specifying a date for Completion within the Relevant Period (which, for the avoidance of doubt, cannot be a date prior to the agreement for Third Party Sale becoming unconditional); and

(b) if MYOB gives a Sale Notice to Telstra under paragraph (a) of clause 5.2:

(i) the date for Completion specified in the Sale Notice will be the Completion Date; and

(ii) where MYOB has notified Telstra that it intends to accept an offer by the Company to buy back all of the Shares, then MYOB must immediately accept the offer to buy-back all of the Shares.

5.3 Completion Date for Third Party Bid

If Completion has not already occurred:

(a) MYOB may give a Sale Notice to Telstra during the Relevant Period stating its intention to accept into a Relevant Third Party Bid that is either unconditional or will become unconditional by virtue of MYOB's acceptance into the Relevant Third Party Bid and specifying a date for Completion within the Relevant Period; and

(b) if MYOB gives a Sale Notice to Telstra under paragraph (a) of clause 5.3:

(i) the date for Completion specified in the Sale Notice will be the Completion Date; and

(ii) MYOB must immediately accept all of the Shares into the Relevant Third Party Bid (or, in the case of a proportionate Relevant Third Party Bid, the relevant proportion of the Shares).

5.4 **Completion Date for Scheme**

If a Relevant Scheme becomes effective and Completion has not already occurred, the Completion Date will be the date of lodgement with ASIC of the relevant court orders approving the Relevant Scheme.

5.5 **Telstra's rights to complete early**

If Completion has not already occurred, despite anything else in this document, Telstra may give a written notice to MYOB specifying a date for Completion within the Relevant Period, provided such date is not less than 3 Business Days after the date Telstra gives such notice to MYOB. The date for Completion specified in such a notice will be the Completion Date. If Telstra gives such a notice then Telstra will not be entitled to any Adjustment Amounts under clause 6.

5.6 **Completion Date where Event of Default**

If a party issues a Default Notice in which it elects to Complete, the Completion Date will be the date 3 Business Days after the date of service of the Default Notice.

5.7 **Time and place for Completion**

Completion is to occur on the Completion Date at the offices of Telstra at Level 5, 242 Exhibition Street, Melbourne Victoria at 11 am or at any other time or place agreed in writing by the parties.

5.8 **Telstra's Obligations at Completion**

At Completion Telstra must:

(a) give MYOB ownership of all the Shares and title to all the Shares free from any Encumbrance; and

(b) provide to MYOB all relevant CHESS details for the Shares, including:

(i) if the shares are on an Issuer Sponsored Sub-Register, a copy of Telstra's Issuer Sponsored Statement showing the holding of Shares and its SRN and a copy of its written instructions to the Company to deliver the Shares to MYOB; or

(ii) if the Shares are on a CHESS Sub-Register, Telstra's HIN and a copy of it's written instructions to its Sponsoring Participant to deliver the Shares to MYOB; and

(c) procure performance of all that is required under the SCH Business Rules to enable the Shares to be acquired by MYOB on the Completion Date.

5.9 **Completion Notice**

On Telstra satisfying its obligations under clause 5.8, MYOB must immediately give a Completion Notice to the Escrow Agent and Telstra, (and if MYOB has not given the Completion Notice within 2 Business Days, Telstra may give the Completion Notice to the Escrow Agent and MYOB), and the Escrow Amount will be released from escrow and

paid to Telstra in accordance with clause 3.4. Completion will be deemed to have occurred on receipt by Telstra of the Escrow Amount.

6. ADJUSTMENT AMOUNTS

6.1 Payment of Adjustment Amounts

(a) Subject to clause 7 and provided that Telstra has not given to MYOB a Termination Notice or a notice under clause 5.5, MYOB must pay to Telstra or as otherwise directed by Telstra, by bank cheque issued by one of the four biggest Australian listed banks or in any other form that the parties may agree in writing, the Adjustment Amount calculated and payable in accordance with this clause 6.

(b) If the Third Party Sale Value or the Scheme Value (as the case may be) is less than the Telstra Sale Price, the relevant Adjustment Amounts will be deemed to be nil.

6.2 Adjustment Amount for Third Party Sale

(a) If:

(i) MYOB gives a Sale Notice to Telstra under clause 5.2; or

(ii) prior to the Completion Date MYOB receives an offer from a Third Party for the purchase of some or all of the Shares and any time prior to the date being 30 Business Days after the Completion Date MYOB accepts that offer for a Third Party Sale (other than accepting an offer by the Company to buy back some or all of the Shares), MYOB must immediately after accepting that offer give a Sale Notice to Telstra setting out the terms of the agreement, attaching copies of all relevant sale documentation; or

(iii) prior to the Completion Date the Company makes an offer to buy back some or all of the Shares and at any time after the Completion Date MYOB accepts that offer to buy back such Shares, MYOB must immediately after accepting the offer give a Sale Notice to Telstra setting out the terms of the agreement to buy back such Shares, attaching copies of all relevant sale documentation,

then the Adjustment Amount in respect of each Third Party Sale will be (except in the case of accepting an offer to buy back some or all of the Shares):

(iv) an amount per Share sold to the Third Party equal to 50% of the difference between the Telstra Sale Price and the Third Party Sale Value (calculated as the date MYOB receives the consideration under the agreement for the Third Party Sale; and

(v) payable on the third Business Day following the receipt of consideration by MYOB,

and in each case of MYOB accepting an offer by the Company to buy back some or all of the Shares, the Adjustment Amount will be:

(vi) an amount per Share bought back by the Company equal to 50% of the difference between the Telstra Sale Price and the Third Party Sale Value

(calculated as at the date when the consideration under the buy back is received by MYOB); and

(vii) payable on the third Business Day after receipt of the consideration by MYOB under the buy back of the Shares.

6.3 **Adjustment Amount for Third Party Bids**

If MYOB accepts a Relevant Third Party Bid which becomes or is declared unconditional or the Shares are compulsorily acquired by a Third Party under the compulsory acquisition provisions in Chapter 6 of the Corporations Act, then MYOB must give written notice of that to Telstra and the Adjustment Amount in respect of each Third Party Bid will be:

(a) an amount per share in respect of each Share accepted into the Relevant Third Party Bid or compulsorily acquired (whichever is applicable), equal to 50% of the difference between the Telstra Sale Price and the Third Party Sale Value (calculated as at the date when the consideration under the Relevant Third Party Bid is received by MYOB); and

(b) payable within 3 Business Days after receipt of consideration by MYOB under the Relevant Third Party Bid.

6.4 **Adjustment Amount for Scheme**

If a Relevant Scheme becomes effective, then the Adjustment Amount will be:

(a) an amount per Share equal to 50% of the difference between the Telstra Sale Price and the Scheme Value (calculated as at the date consideration under the Scheme is received by MYOB); and

(b) payable within 3 Business Days after consideration under the Relevant Scheme is received by MYOB.

7. TERMINATION BY TELSTRA TO ACCEPT MYOB BID

7.1 **Telstra's right to terminate**

At any time prior to Completion, if a Relevant MYOB Bid becomes or is declared unconditional, Telstra may terminate this document by giving a Termination Notice to MYOB and the Escrow Agent.

7.2 **Termination Notice**

If Telstra gives a Termination Notice to MYOB it must immediately accept the Relevant MYOB Bid by delivering to MYOB a MYOB Bid Acceptance Form in relation to all of the Shares which has been validly executed by or on behalf of Telstra.

7.3 **Effect of termination**

If Telstra gives a Termination Notice to MYOB:

(a) this document will be deemed to have been terminated with immediate effect;

(b) the Escrow Amount must be released from escrow to MYOB in accordance with clause 3.4; and

(c) this document is at an end as to its future operation and the parties will have no further rights, duties, liabilities or obligations under this document except for any rights, duties, liabilities or obligations which arise on, or have arisen before, termination. For the avoidance of doubt, no Adjustment Amount will be payable under clause 6.

7.4 Failure to give a Termination Notice

(a) If Telstra does not give a Termination Notice within 5 Business Days of a Relevant MYOB Bid becoming or being declared unconditional, MYOB may give a Sale Notice to Telstra specifying a date for Completion within the Relevant Period. The date for Completion specified in the Sale Notice will be the Completion Date.

(b) Once MYOB has given a Sale Notice under clause 7.4(a), Telstra will no longer be entitled to give a Termination Notice.

8. BENEFITS GRANTED TO MYOB

8.1 Entitlement to the benefit of rights attaching to the Shares

Subject to clause 7, Telstra grants to MYOB the benefit of all rights attaching to the Shares (excluding any contractual or other third party rights in relation to the Shares which are held by Telstra and are not assignable without third party consent, and Bonus Shares) during the period from the date of this document to the Completion Date or the date of termination of this document (as the case may be). In the case of any rights which may be exercised prior to the Completion Date, or the benefit of which is received by Telstra prior to the Completion Date, the following applies:

(a) **(voting)** MYOB may direct Telstra by notice in writing as to the manner in which Telstra exercises voting rights attaching to the Shares. Telstra must act in accordance with any clear direction given on reasonable notice;

(b) **(dividends)** MYOB is entitled to an amount equal to any dividend paid to Telstra in respect of the Shares less any Tax payable in respect of that dividend. Telstra must pay such an amount to MYOB within 10 Business Days after receiving any dividend in respect of the Shares;

(c) **(capital distributions)** MYOB is entitled to an amount equal to any distributions of capital received by Telstra in respect of the Shares prior to the Completion Date less any Tax payable in respect of such distributions. Telstra must pay such amounts to MYOB within 10 Business Days of Telstra receiving such amounts (other than amounts relating to a distribution of capital received by Telstra under a Relevant Scheme which is paid to MYOB under any other clause of this agreement);

(d) **(rights issues)** MYOB is entitled to the benefit of any rights accruing under any rights issue announced by the Company prior to the Completion Date. MYOB may direct Telstra by notice in writing as to the manner in which Telstra deals with such rights, provided that MYOB may not direct Telstra to exercise any such rights unless MYOB has provided the necessary funding to Telstra to take up these

rights, in which case the resulting shares will be held by Telstra on trust for MYOB with the intention of transferring those shares to MYOB. Telstra must act in accordance with any such reasonable directions and pay any proceeds received from any sale of any such rights to MYOB within 10 Business Days of Telstra receiving the proceeds of sale.

(e) **(other rights)** MYOB may reasonably direct Telstra by notice in writing as to the manner in which Telstra deals with, or exercises, any other rights attaching to the Shares which are not dealt with in clauses 8.1(a) to (d) above. Telstra must act in accordance with such directions.

Any payment under this clause 8.1 by Telstra is taken to be a reduction in the amount of consideration payable for the Shares.

8.2 Costs incurred by Telstra in acting at MYOB's direction

MYOB must reimburse Telstra for any reasonable out of pocket costs incurred by Telstra in acting in accordance with any direction given by MYOB under clause 8.1.

8.3 MYOB Indemnity

MYOB must indemnify Telstra against, and must pay Telstra on demand, the amount of:

(a) any Loss or Claim to the extent that the Loss or Claim arises from or is connected with any directions by MYOB or actions taken by Telstra in accordance with clause 8.1; and

(b) expenses of consultants, and legal expenses on a full indemnity basis, incurred by Telstra in connection with any Claim under this indemnity.

8.4 Telstra Indemnity

Telstra must indemnify MYOB against, and must pay MYOB on demand, the amount of:

(a) any Loss or Claim to the extent that the Loss or Claim arises from or is connected with any failure by Telstra to comply with any directions by MYOB or actions taken by Telstra in accordance with clause 8.1; and

(b) expenses of consultants, and legal expenses on a full indemnity basis, incurred by MYOB in connection with any Claim under this indemnity.

9. TRANSFER RESTRICTIONS

9.1 MYOB Transfer restrictions

Prior to the Completion Date, MYOB must not Transfer or allow any Encumbrance to attach to any interest in any of the Shares other than under a Third Party Sale, a Relevant Third Party Bid or a Relevant Scheme pursuant to and in accordance with this document.

9.2 Telstra Transfer restrictions

Telstra must not Transfer or allow any Encumbrance to attach to any Shares or any interest in any of the Shares other than in accordance with this document.

10. REPRESENTATIONS AND WARRANTIES

10.1 Representations and warranties

Each party represents and warrants that each statement in this clause 10.1 is materially true, complete and accurate, both at the time of this document and the Completion Date:

(a) **(status)** it is a company limited by shares under the Corporations Act;

(b) **(power)** it has full legal capacity and power to enter into this document and to carry out the transactions that it contemplates;

(c) **(corporate authority)** it has taken all corporate action that is necessary or desirable to authorise its entry into this document and its carrying out the transactions that it contemplates;

(d) **(Authorisations)** it holds each Authorisation that is necessary for it to:

(i) execute this document and to carry out the transactions that it contemplates; or

(ii) ensure that this document is legal, valid, binding on it and admissible in evidence,

and it is complying with any conditions to which any of these Authorisations is subject;

(e) **(documents effective)** this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration;

(f) **(no contravention)** neither its execution of this document nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or any of its property; or

(iv) contravene its constitution;

(g) **(no litigation)** as far as it is aware, no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending, or to the knowledge of any of its officers after due inquiry, threatened which, if adversely decided, could have a material adverse effect on its ability to perform its obligations under this agreement;

(h) **(no insolvency)** it is not affected by an Insolvency Event; and

(i) **(no trust)** it is not entering into this document as trustee of any trust or settlement.

10.2 **Reliance on representations and warranties**

Each party acknowledges that the other party has executed this document and agreed to take part in the transactions that it contemplates in reliance on the representations and warranties that are made or repeated in this clause.

11. WARRANTY BY TELSTRA

Telstra represents and warrants to MYOB that on the date of this document and on the Completion Date:

(a) **(ownership)** TLS is the sole legal and beneficial owner of the TLS Shares and Telstra CB.com is the sole legal and beneficial owner of the Telstra CB.com Shares;

(b) **(title)** TLS has full right, title and interest in the TLS Shares free from any Encumbrance or third party interest and Telstra CB.com has full right, title and interest in the Telstra CB.com Shares free from any Encumbrance or third party interest; and

(c) **(no disposal)** it has not disposed of, agreed to dispose of, or granted any option to any person to purchase any of the Shares or any interest in any of the Shares.

12. EVENTS OF DEFAULT

12.1 **Events of Default**

Each of these events or circumstances is an Event of Default:

(a) **(breach capable of remedy)** if a party is in material breach of a material obligation under this document and the party does not remedy that breach within 5 Business Days after written notice from the other party requiring it to be remedied; and

(b) **(Insolvency Event)** if an Insolvency Event occurs in respect of a party.

12.2 **Notice of Event of Default**

Without prejudice to its other rights and remedies, the party not in default may at any time after an Event of Default occurs in respect of the other party, give a written notice to the Escrow Agent and the other party (the "**Default Notice**") containing:

(a) relevant details of the Event of Default; and

(b) an election as to whether the party wishes to terminate the document or Complete,

provided always that the Escrow Agent cannot give a Default Notice under this clause 12.2.

12.3 **Termination on Event of Default**

If a party issues a Default Notice in which it elects to terminate the document:

(a) this document will be deemed to have been terminated with immediate effect;

(b) the Escrow Amount must be released from escrow to MYOB in accordance with clause 3.4; and

(c) this document is at an end as to its future operation and the parties will have no further rights, duties, liabilities or obligations under this document except for any rights, duties, liabilities or obligations which arise on, or have arisen before, termination.

12.4 **Completion on Event of Default**

If a party issues a Default Notice in which it elects to Complete, the parties must Complete on the Completion Date in accordance with clause 5.

13. **COSTS AND STAMP DUTY**

13.1 **Costs generally**

Subject to clauses 3.6 and 8.2 and except to the extent specified in clause 13.2, each party must bear and is responsible for its own costs in connection with the preparation, execution, Completion and carrying into effect of this document.

13.2 **Stamp duty generally**

MYOB must bear and is responsible for all stamp duty on or in respect of:

(a) this document;

(b) the sale, purchase, assignment or transfer of any property under this document; and

(c) any instrument or transaction contemplated by this document.

14. **NOTICES**

14.1 **How to give a notice**

A notice, consent or other communication under this document is only effective if it is:

(a) in writing;

(b) signed by or on behalf of the person giving it, or in the case of Telstra, signed by an authorised representative of TLS;

(c) addressed to the person to whom it is to be given; and

(d) either:

(i) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii) sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full.

14.2 **When a notice is given**

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) if it is delivered or sent by fax:

(i) by 6.00 pm (local time in the place of receipt) on a Business Day - on that day; or

(ii) after 6.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) if it is sent by mail:

(i) within Australia – 3 Business Days after posting; or

(ii) to or from a place outside Australia – 7 Business Days after posting.

14.3 **Address for notices**

A person's address and fax number are those set out below, or as the person notifies the sender:

MYOB
Address: 12 Wesley Court
Burwood East, Victoria, 3151
Fax number: (03) 9222 9798
Attention: Company Secretary

Telstra
Address: Level 5, 242 Exhibition Street, Melbourne Victoria 3000
Fax number: (03) 9632 8189 and (03) 9639 8113
Attention: John Allerton
With copies to: Patrick Hayburn and Adrian Chng

15. AMENDMENT AND ASSIGNMENT

15.1 **Amendment**

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

15.2 **Assignment**

A party may not dispose of, declare a trust over or otherwise create an interest in its rights under this document.

16. GENERAL

16.1 **Governing law**

(a) This document is governed by the law in force in New South Wales.

(b) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

16.2 Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this document.

16.3 No trust or partnership

(a) Subject to clause 3, nothing in this document constitutes one party a partner, agent or representative of the other party or creates any trust.

(b) Subject to clause 3, this document does not create or evidence a partnership or joint venture.

16.4 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(a) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) the exercise of a right does not prevent any further exercise of that right or of any other right.

16.5 Operation of this document

(a) This document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and has no further effect.

(b) Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable.

16.6 GST gross up and GST on claims

(a) Words defined in the GST Act have the same meaning in this clause 16.6.

(b) If a person is a member of a GST group, references to GST which the person must pay and to input tax credits to which the person is entitled include GST which the representative member of the GST group must pay and input tax credits to which the representative member is entitled.

(c) All amounts expressed in this document are expressed exclusive of GST. Subject to paragraph (d) below, where GST is imposed on any supply made under this document by one party (**"the supplying party"**) to another party (**"the receiving party"**), the receiving party must pay or provide the GST Exclusive Consideration for the supply and, in addition to and at the same time as the GST Exclusive Consideration is payable or to be provided, an additional amount calculated by multiplying the value of that GST Exclusive Consideration (without deduction or set-off) by the prevailing GST rate. This clause 16.6(c) does not apply to a supply for which a GST inclusive consideration has been agreed unless the supply is made after a change to the GST rate has been effected and the agreed GST inclusive consideration has not had the GST rate change taken into account, in which case the consideration payable for the supply shall be calculated pursuant to this clause.

(d) The receiving party is not required to pay any amount for GST to the supplying party unless the supplying party has issued a valid tax invoice to the receiving party.

(e) If the amount of GST recovered by the supplying party from the receiving party differs from the amount of GST payable at law by the supplying party (or an entity grouped with the supplying party for GST purposes) in respect of the supply, the amount payable by the receiving party to the supplying party will be adjusted accordingly.

(f) Where this document requires one party (**"payer"**) to indemnify or reimburse another party (**"payee"**) for any cost, loss or expense incurred by the payee, the requirement to pay does not extend to any part of such cost, loss or expense that is recoverable by the payee (or an entity grouped with the payee for GST purposes) as an input tax credit, but will be subject to a GST gross-up under paragraph (c) above if the payment constitutes consideration for a supply on which GST is imposed.

(g) If a party has a claim under or in connection with this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable as reimbursement for GST (whether that amount is separate or included as part of a larger amount).

16.7 Specific performance

Damages may not be a sufficient remedy for breach of a term of this document. Accordingly, in addition to any other remedies available at law or in equity, each party will have the right to injunctive relief or specific performance for breach of a term of this document.

16.8 Counterparts

This document may be executed in counterparts.

16.9 No merger

No provision of this document merges on Completion.

16.10 **Attorneys**

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

EXECUTED as an agreement.

EXECUTED by **MYOB LIMITED**:

Signature of witness

BARRY BROTT

Name

Signature of director

A.C. WINKLER

Name

EXECUTED by **TELSTRA CORPORATION LIMITED** by its authorised representative:

Signature of witness

ADRIAN CHNG

Name

Signature of authorised representative

John Allerton

Name

EXECUTED by **TELSTRA CB.COM LIMITED** by its authorised representative:

Signature of witness

ADRIAN CHNG

Name

Signature of authorised representative

John Allerton

Name

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 – Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms

484 A – change of address, name (officeholders or members), details (ultimate holding company)
484 B – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

TELSTRA CORPORATION LIMITED

ACN/ ABN

33 051 775 556

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

form

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 – Change to share structure table	C2 – Issue of shares	C3 – Cancellation of shares	C4 – Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

form

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reasons for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – **ss.257H(3)**

- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Share returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (case or otherwise)
ORD	238,241,174	$1,000,612,930.80

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

24 / 11 / 03
[D D] [M M] [Y Y]

form

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

- The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

form

C4 Continued .... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

- The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued .... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

- The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

form

C4 Continued .... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

- The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

form

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DOUGLAS GRATION

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

2 3 / 1 2 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

TELSTRA CORPORATION LIMITED

ASIC registered agent number

3046

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☒ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge